Exceed Company Ltd. Names Miko Bai Wei-Fan and Yumi Bai Wei-Ling of
By2 as Official Product Spokespersons and Ambassadors of the Xidelong Brand

BEIJING, CHINA – July 26, 2010 – Exceed Company Ltd. ("Exceed" or “the Company") (NASDAQ: EDS), one of the leading domestic sports and leisurewear brands in China, announced today that it has engaged Singaporean twin sisters Miko Bai Wei-Fan and Yumi Bai Wei-Ling of By2, a popular Taiwan-based musical group, to act as the Company’s official product series spokespersons. As part of the agreement, the eighteen year-old duo have completed an ad campaign for Exceed’s upcoming fall and winter apparel line and filmed a television commercial (“TVC”) to build awareness of the Xidelong brand; they will continue to participate in a variety of promotional activities going forward.  The first Exceed TVC featuring By2 will launch on China Central Television Channel 5 (CCTV-5) on July 26, 2010.

Commenting on the announcement, Shuipan Lin, Exceed’s founder, Chairman and CEO, said, “It is with great enthusiasm that we welcome the members of By2 as Exceed’s official spokespersons and ambassadors of the Xidelong brand.  Miko Bai and Yumi Bai exemplify the convergence of fashion and sports; their innovative talent, dynamic personalities and high-energy performances embody Exceed’s core values of energy and happiness.  We are confident that the duo’s popularity will help continue to raise the profile of our products and the Xidelong brand, and, furthermore, encourage overall fitness and healthy exercise among China’s youth.”

ABOUT EXCEED COMPANY LTD

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second- and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Contacts:
Taylor Rafferty (HK): Pamela Leung +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Delia Cannan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com